                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 2)

                              MACROCHEM CORPORATION
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $0.01
                         (Title of Class of Securities)

                                   555903 30 1
                                 (CUSIP Number)

                               Steven H. Rouhandeh
                            SCO Capital Partners LLC
                     1285 Avenue of the Americas, 35th Floor
                            New York, New York 10019
                                 (212) 554-4158
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 5, 2007
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

                              (Page 1 of 12 Pages)

CUSIP NO. 555903 30 1                  13D                    PAGE 2 OF 12 PAGES

--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     SCO Capital Partners LLC
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                     (b) [X]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                      7.   SOLE VOTING POWER           6,185,997
     NUMBER OF
      SHARES         -----------------------------------------------------------
   BENEFICIALLY       8.   SHARED VOTING POWER         0
     OWNED BY
       EACH          -----------------------------------------------------------
     REPORTING        9.   SOLE DISPOSITIVE POWER      6,185,997
    PERSON WITH
                     -----------------------------------------------------------
                      10.  SHARED DISPOSITIVE POWER    0

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,185,997
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                      [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     66.0%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 555903 30 1                  13D                    PAGE 3 OF 12 PAGES

--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Beach Capital LLC
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                      (b) [X]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
--------------------------------------------------------------------------------
                      7.   SOLE VOTING POWER           952,381
     NUMBER OF
      SHARES         -----------------------------------------------------------
   BENEFICIALLY       8.   SHARED VOTING POWER         0
     OWNED BY
       EACH          -----------------------------------------------------------
     REPORTING        9.   SOLE DISPOSITIVE POWER      952,381
    PERSON WITH
                     -----------------------------------------------------------
                      10.  SHARED DISPOSITIVE POWER    0

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     952,381
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                      [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     23.0%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 555903 30 1                  13D                    PAGE 4 OF 12 PAGES

--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     SCO Securities LLC
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                      (b) [X]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                      7.   SOLE VOTING POWER           0
     NUMBER OF
      SHARES         -----------------------------------------------------------
   BENEFICIALLY       8. SHARED VOTING POWER           0
     OWNED BY
       EACH          -----------------------------------------------------------
     REPORTING        9. SOLE DISPOSITIVE POWER        0
    PERSON WITH
                     -----------------------------------------------------------
                      10. SHARED DISPOSITIVE POWER     0

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                      [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     BD
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 555903 30 1                  13D                    PAGE 5 OF 12 PAGES

--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     SCO Capital Partners, L.P.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                     (b) [X]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                      7.   SOLE VOTING POWER           85,714
     NUMBER OF
      SHARES         -----------------------------------------------------------
   BENEFICIALLY       8.   SHARED VOTING POWER         0
     OWNED BY
       EACH          -----------------------------------------------------------
     REPORTING        9.   SOLE DISPOSITIVE POWER      85,714
    PERSON WITH
                     -----------------------------------------------------------
                      10.  SHARED DISPOSITIVE POWER    0

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     85,714
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                      [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.6%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 555903 30 1                  13D                    PAGE 6 OF 12 PAGES

--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Steven H. Rouhandeh
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                     (b) [X]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
                      7.   SOLE VOTING POWER           7,224,092
     NUMBER OF
      SHARES         -----------------------------------------------------------
   BENEFICIALLY       8.   SHARED VOTING POWER         0
     OWNED BY
       EACH          -----------------------------------------------------------
     REPORTING        9.   SOLE DISPOSITIVE POWER      7,224,092
    PERSON WITH
                     -----------------------------------------------------------
                      10.  SHARED DISPOSITIVE POWER    0

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,224,092
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                     [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     69.4%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 555903 30 1                  13D                    PAGE 7 OF 12 PAGES

ITEM 1. SECURITY AND ISSUER.

This Amendment No. 2 to Schedule 13D ("Amended Schedule 13D") is being filed with respect to the common stock, par value $.01 per share (the "Common Stock")
of MacroChem Corporation, a Delaware corporation ("MacroChem" or the "Company").
The principal executive offices of the Company are located at 110 Hartwell
Avenue, Lexington, Massachusetts 02421. The share amounts set forth in this
Amended Schedule 13D reflect the recently effected 1 for 7 and 1 for 6 reverse splits of the Company's Common Stock.

This Amended Schedule 13D is being filed pursuant to Section 13(d) of the
Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Exchange Act").

ITEM 2. IDENTITY AND BACKGROUND.

(a) This Amended Schedule 13D is filed by (i) Steven H. Rouhandeh ("Mr.
Rouhandeh"), (ii) SCO Capital Partners LLC, a limited liability company organized under the laws of the State of Delaware ("SCO"), (iii) Beach Capital,
LLC, a limited liability company organized under the laws of the State of New
York ("Beach"), (iv) SCO Securities LLC, a limited liability company organized under the laws of the State of Delaware ("SCO Securities"), and (v) SCO Capital
Partners, L.P., a limited partnership organized under the laws of the State of
Delaware ("SCO LP"). Mr. Rouhandeh, SCO, Beach, SCO Securities and SCO LP are
collectively referred to herein as the "Reporting Persons."

(b) The Reporting Persons' business address is 1285 Avenue of the Americas, 35th
Floor, New York, New York 10019.

(c) The principal business of Mr. Rouhandeh is to serve as the Chairman and managing member of SCO, managing member of Beach, managing member of the entity that serves as sole member of SCO Securities, and managing member of the entity that serves as general partner of SCO LP. The principal business of each of SCO,
Beach and SCO LP is to invest in biotechnology companies. The principal business of SCO Securities is to provide certain broker-dealer services to biotechnology companies.

(d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or
State securities laws or finding any violation with respect to such laws.

(f) Mr. Rouhandeh is a United States citizen. SCO and SCO Securities are each a limited liability company organized under the laws of the State of Delaware.
Beach is a limited liability company organized under the laws of the State of
New York. SCO LP is a limited partnership organized under the laws of the State of Delaware.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On December 23, 2005 upon closing of a private placement financing pursuant to which SCO Securities acted as placement agent (the "Private Placement"),
MacroChem issued to SCO 200 shares of its Series C

CUSIP NO. 555903 30 1                  13D                    PAGE 8 OF 12 PAGES

Cumulative Convertible Preferred Stock ("Series C Preferred Stock") and warrants to purchase an aggregate of 1,904,761 shares of Common Stock at an exercise price of $1.26 per share, subject to certain anti-dilution adjustments, for aggregate consideration paid in cash by SCO to the Company of $2,000,000. The warrants expire six years from the date of issuance. The issuance of these shares of preferred stock and warrants were exempt from registration under
Regulation D promulgated under the Securities Act or Section 4(2) of the
Securities Act. The source of funds for the purchased securities was internal capital of SCO.

In addition, as consideration for services rendered as placement agent in the
Private Placement, SCO Securities received a warrant to purchase 238,095 shares of Common Stock at an exercise price of $1.05 per share. Other than the exercise price, the terms of the warrant issued to SCO Securities are the same as the terms of the warrants issued to the other purchasers in the Private Placement.
The warrants expire six years from the date of issuance. The issuance of these warrants was exempt from registration under Regulation D promulgated under the
Securities Act or Section 4(2) of the Securities Act. No cash consideration was paid by SCO Securities to the Company in connection with the issuance of these warrants. On December 28, 2005, SCO Securities assigned warrants to purchase
142,857 of the 238,095 shares to SCO and assigned warrants to purchase the remaining 95,238 shares to certain employees of SCO and entities affiliated with such employees.

On February 13, 2006 upon closing of a second private placement financing pursuant to which SCO Securities acted as placement agent (the "Second Private
Placement"), MacroChem issued to SCO 100 shares of its Series C Preferred Stock and warrants to purchase an aggregate of 952,381 shares of Common Stock at an exercise price of $1.26 per share, subject to certain anti-dilution adjustments, for aggregate consideration paid in cash by SCO to the Company of $1,000,000.
The warrants expire six years from the date of issuance. The issuance of these shares of preferred stock and warrants were exempt from registration under
Regulation D promulgated under the Securities Act or Section 4(2) of the
Securities Act. The source of funds for the purchased securities was internal capital of SCO.

In addition, SCO Securities allocated to SCO a warrant to purchase 328,856 shares of Common Stock at an exercise price of $1.05 per share to which SCO
Securities was entitled as consideration for services rendered as placement agent in the Second Private Placement. Other than the exercise price, the terms of such warrant are the same as the terms of the warrants issued to the other purchasers in the Second Private Placement. The warrants expire six years from the date of issuance. The issuance of these warrants was exempt from registration under Regulation D promulgated under the Securities Act or Section
4(2) of the Securities Act. No cash consideration was paid by SCO or SCO
Securities to the Company in connection with the issuance of these warrants.

On February 13, 2006 upon closing of the Second Private Placement, MacroChem issued to Beach 50 shares of its Series C Preferred Stock and warrants to purchase an aggregate of 476,191 shares of Common Stock at an exercise price of
$1.26 per share, subject to certain anti-dilution adjustments, for aggregate consideration paid in cash by Beach to the Company of $500,000. The warrants expire six years from the date of issuance. The issuance of these shares of preferred stock and warrants were exempt from registration under Regulation D promulgated under the Securities Act or Section 4(2) of the Securities Act. The
source of funds for the purchased securities was internal capital of Beach.

On March 5, 2007, upon closing of a private resale transaction, SCO LP purchased
9 shares of MacroChem Series C Preferred Stock from Hudson Square Capital, LLC
("Hudson") for consideration paid in cash by SCO LP to Hudson of $35,000 (the
"Securities Purchase"). The Securities Purchase was exempt from registration under Regulation D promulgated under the Securities Act or Sections 4(1) and
4(2) of the Securities Act. The source of funds for the purchased securities was internal capital of SCO LP.

CUSIP NO. 555903 30 1                  13D                    PAGE 9 OF 12 PAGES

ITEM 4. PURPOSE OF TRANSACTION.

Each of the Reporting Persons purchased their shares of Series C Preferred Stock and warrants to purchase Common Stock for investment purposes. Each of the
Reporting Persons may acquire additional shares of Common Stock from time to time, in open market purchases, negotiated transactions or otherwise, and may sell any or all of such shares of Common Stock at any time.

Pursuant to the Preferred Stock and Warrant Purchase Agreement, dated December
23, 2005, among the Company and each of the other parties described therein (the
"Purchase Agreement"), on December 30, 2005, the Company effected a 1 for 7 reverse stock split of its Common Stock as approved by the Company's stockholders at the 2005 Annual Meeting of Stockholders on June 14, 2005. As a
result of the 1 for 7 reverse stock split, each seven shares of outstanding
Common Stock were exchanged for 1 new share of the Company's common stock. Also pursuant to the Purchase Agreement, on February 9, 2006, the Company effected an additional 1 for 6 reverse split of its common stock as approved by written consents submitted by the purchasers in the Private Placement. As a result of the 1 for 6 reverse stock split, each six shares of outstanding Common Stock were exchanged for 1 new share of the Company's common stock. All of the share numbers and warrant exercise prices reported in this Amended Schedule 13D reflect the effectiveness of both of these reverse stock splits.

For as long as at least 20% of the shares of Series C Preferred Stock issued pursuant to the Private Placement and the Second Private Placement remain outstanding, (a) SCO shall have the right, from time to time, to designate two individuals, in the sole discretion of SCO, to serve as directors of the Seller
(the "SCO Director Designees"), (b) the Company shall use its best efforts to cause the number of directors to be fixed at seven, two of which shall be the
SCO Director Designees (the "SCO Board Seats"), (c) the Company shall use its best efforts to cause the SCO Director Designees to be nominated and elected for service as directors of the Seller at each meeting of the Seller's shareholders held for the purpose of electing directors and (d) if at any time, or from time to time, one or more of the SCO Board Seats is or becomes vacant for any reason prior to the next annual meeting of shareholders, the Company shall use its best efforts to cause such vacancy to be filled with an SCO Director Designee.

SCO wishes to continue the Company's previously-existing business plan and scientific programs and intends to enhance these programs through potential in-licensing of additional complementary technologies, although there are no definitive plans to do so at this point.

Other than as set forth in the preceding paragraphs of this Item 4, each of the
Reporting Persons does not have any plans or proposals which relate to or would result in any of the matters enumerated in clauses (a) through (j), inclusive, of Item 4 of Schedule 13D, namely: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the
Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g)
changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
(j) any action similar to any of those enumerated above.

CUSIP NO. 555903 30 1                  13D                   PAGE 10 OF 12 PAGES

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) As of the date hereof, (i) SCO owns 300 shares of Series C Preferred Stock, which is currently convertible into 2,857,142 shares of Common Stock, and warrants to purchase an aggregate of 3,328,855 shares of Common Stock, (ii)
Beach owns 50 shares of Series C Preferred Stock, which is currently convertible into 476,190 shares of Common Stock, and warrants to purchase an aggregate of
476,191 shares of Common Stock, (iii) SCO LP owns 9 shares of Series C Preferred
Stock, which is currently convertible into 85,714 shares of Common Stock, and
(iv) SCO Securities owns no warrants to purchase Common Stock. These securities in the aggregate represent beneficial ownership of 69.4% of the outstanding
Common Stock of MacroChem as of April 11, 2007 (as set forth in its Form 10-Q/A filed on April 11, 2007). In his capacity as Chairman and managing member of
SCO, in his capacity as managing member of Beach, and in his capacity as managing member of the entity that serves as general partner of SCO LP, Mr.
Rouhandeh may be deemed beneficially to own the 3,419,046 shares of Common Stock issuable upon conversion of Series C Preferred Stock and warrants to purchase
3,805,046 shares of Common Stock owned directly by SCO and Beach. Each of SCO,
SCO LP and Beach have provided the Company with notice that it does not choose to be governed by the ownership limitations provided in Section 5(h) of the certificate of designations of the Series C Preferred Stock, and each of SCO and
Beach have provided the Company with notice that it does not choose to be governed by the ownership limitations provided in Section 2.4 of the warrants issued in the Private Placement and the Second Private Placement.

(b) Mr. Rouhandeh, in his capacity as Chairman and managing member of SCO, in his capacity as managing member of Beach, and in his capacity as managing member of the entity that serves as general partner of SCO LP, has the sole power to direct the vote and disposition of the 3,419,046 shares of Common Stock beneficially owned by SCO, SCO LP and Beach upon conversion of Series C
Preferred Stock and, upon conversion of warrants, Mr. Rouhandeh has the sole power to direct the vote and disposition of an additional 3,805,046 shares of
Common Stock underlying warrants owned by SCO and Beach.

(c) Reference is made to the Reporting Persons' responses to Items 3 and 4.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
SECURITIES OF THE ISSUER.

Reference is made to the Reporting Persons' responses to Items 3, 4 and 7.

CUSIP NO. 555903 30 1                  13D                   PAGE 11 OF 12 PAGES

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A - Preferred Stock and Warrant Purchase Agreement dated
            December 23, 2005 (1)

Exhibit B - Certificate of Designations, Rights and Preferences of the Series C
            Cumulative Convertible Preferred Stock (1)

Exhibit C - Form of Common Stock Purchase Warrant (1)

Exhibit D - Investor Rights Agreement dated December 23, 2006 (1)

Exhibit E - Amended and Restated Preferred Stock and Warrant Purchase Agreement
            dated February 13, 2006 (2)

Exhibit F - Form of Common Stock Purchase Warrant (2)

Exhibit G - Amended and Restated Investor Rights Agreement dated
            February 13, 2006 (2)

Exhibit H - Securities Purchase Agreement dated March 5, 2007

(1) Incorporated by reference to Exhibits 4.1, 10.1, 10.2 and 10.3 to the 8-K of
MacroChem Corporation filed December 27, 2005.

(2) Incorporated by reference to Exhibits 10.1, 10.2 and 10.3 to the 8-K of
MacroChem Corporation filed February 16, 2006.

CUSIP NO. 555903 30 1                  13D                   PAGE 12 OF 12 PAGES

                                   SIGNATURES

     After reasonable inquiry and to the best of each of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: April 19, 2007

                                               SCO CAPITAL PARTNERS LLC

                                               By: /s/ Steven H. Rouhandeh
                                                   -----------------------
                                               Name: Steven H. Rouhandeh
                                               Title: Chairman

                                               SCO SECURITIES LLC

                                               By: /s/ Jeffrey B. Davis
                                                   --------------------
                                               Name: Jeffrey B. Davis
                                               Title: President

                                               BEACH CAPITAL, LLC

                                               By: /s/ Steven H. Rouhandeh
                                                   -----------------------
                                               Name: Steven H. Rouhandeh
                                               Title: Managing Member

                                               SCO CAPITAL PARTNERS, L.P.
                                               By: SCO Capital Investors LLC

                                               By: /s/ Steven H. Rouhandeh
                                                   -----------------------
                                                   Name: Steven H. Rouhandeh
                                                   Title: Managing Member

                                               /s/ Steven H. Rouhandeh
                                               -----------------------
                                               Steven H. Rouhandeh